UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Corvus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

221015 10 0

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 221015 10 0
1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 2,927,560
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,927,560
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,927,560
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 9.98% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 29,326,900 shares of Common Stock outstanding as of May 9, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2019.

This amendment (“Amendment No. 2”), amends the Schedule 13D originally filed with the SEC on March 30, 2016 as subsequently amended by Amendment No. 1 filed with the SEC on January 31, 2019 (collectively, the “Schedule”) to report a decrease in beneficial ownership of common stock of the Issuer held by Novo Holdings A/S resulting from the sale of shares by Novo Holdings A/S. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

2.	Identity and Background

Item 2 of the Schedule is amended and replaced in its entirety as follows, including for the purpose of updating the directors and executive officers of Novo Holdings A/S and the Foundation listed on Schedule I:

(a)    The reporting person is Novo Holdings A/S (“Novo Holdings A/S”), a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo A/S changed its name to Novo Holdings A/S on June 23, 2017. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.

The name of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I to this Amendment No. 2.

(b)    The business address of both Novo Holdings A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark. The residence or business address of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I to this Amendment No. 2.

(c)    Novo Holdings A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector. The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)    Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)    Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule is amended and replaced in its entirety as follows:

(a) Novo Holdings A/S beneficially owns 2,927,560 shares of Common Stock (the “Novo Shares”), representing approximately 9.98% of the Issuer’s outstanding Common Stock, based upon 29,326,900 shares of Common Stock outstanding as of May 9, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

Item 5(b) of the Schedule is amended and replaced in its entirety as follows:

(b) Novo Holdings A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Lars Rebien Sorensen, Steen Riisgaard, Francis Cuss, Jean-Luc Butel, Jeppe Christiansen and Vivian Monges, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the

Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described in this Amendment No. 2, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

Item 5(c) of the Schedule is supplemented as follows:

(c) On July 23, 2019, Novo Holdings A/S sold 39,716 shares of the Issuer’s Common Shares in the open market through a broker’s transaction at a weighted average price of $5.3161 per share.

On July 24, 2019, Novo Holdings A/S sold 53,240 shares of the Issuer’s Common Shares in the open market through a broker’s transaction at a weighted average price of $5.0096 per share.

On July 25, 2019, Novo Holdings A/S sold 1,400,000 shares of the Issuer’s Common Shares in a block sale broker’s transaction at the price of $4.00 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2019	Novo Holdings A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer

Schedule I

Information regarding each director and executive officer of both Novo Holdings A/S and the Novo Nordisk Foundation is set forth below.

Novo Holdings A/S
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27 2930 Klampenborg Denmark	Professional Board Director	Denmark

Steen Riisgaard, Vice Chairman of the Board	Hestetangsvej 155, 3520 Farum, Denmark	Professional Board Director	Denmark

Jean-Luc Butel, Director	235 Arcadia Road, #03-04, 28984 Singapore	Global Healthcare Advisor, President, K8 Global Pte Ltd.	Singapore

Jeppe Christiansen, Director	Kollemosevej 37, 2830 Virum, Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S	Denmark

Francis Michael Cyprian Cuss, Director	111 Rippling Brook Way, Bernardsville, NJ 07924 USA	Former Executive Vice President and Chief Scientific Officer of Bristol-Myers Squibb	United Kingdom

Viviane Monges, Director	Chemin de Craivavers 32, 1012 Lausanne, Switzerland	Professional Board Director	France

Kasim Kutay, Chief Executive Officer of Holdings A/S	Bredgade 63, 3.th. 1260 Copenhagen K. Denmark	Chief Executive Officer of Novo Holdings A/S	United Kingdom

Peter Haahr, Chief Financial Officer of Novo Holdings A/S	Ordrup Have 21 2900 Charlottenlund Denmark	Chief Financial Officer of Novo Holdings A/S	Denmark

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27 2930 Klampenborg Denmark	Professional Board Director	Denmark

Marianne Philip, Vice Chairman of the Board	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard, Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte, Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer, Novo Nordisk Foundation	Denmark

Niels Peder Nielsen, Deputy CEO	Winthersvej 10, 3480 Fredensborg Denmark	Deputy CEO, Novo Nordisk Foundation	Denmark

Anne Marie Kverneland, Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory technician, Novo Nordisk A/S	Denmark

Lars Bo Køppler, Director	Anemonevej 7 3550 Slangerup Denmark	Technician, Novozymes A/S	Denmark

Lars Fugger, Director	72 Staunton Road, Headington OX3 7TP Great Britain	Professor, John Radcliffe Hospital, University of Oxford, Oxford, Great Britain	Denmark

Lars Henrik Munch, Director	Galionsvej 46 1437 København K Denmark	Professional Board Director	Denmark

Mads Boritz Grøn, Director	Horsevænget 4 3400 Hillerød Denmark	Senior Lead Auditor	Denmark

Liselotte Højgaard, Director	Grønningen 21 1270 København K Denmark	Professor	Denmark